MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 22, 2019

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Registration Statement on Form N-14 for MFS Series Trust I (file No. 333- 232752)

Ladies and Gentlemen:

On behalf of the MFS Series Trust I (the "Trust"), this letter sets forth our responses to your comments on the Trust's Registration Statement on Form N-14 with respect to the reorganization of the MFS Equity Opportunities Fund (the "Equity Opportunities Fund"), a series of MFS Series Trust XII ("Trust XII"), into the MFS Core Equity Fund (the "Core Equity Fund"), a series of the Trust. The Equity Opportunities Fund and Core Equity Fund may be referred to singularly as a "Fund" or collectively as the "Funds."

Comments

1.	Comment:	Please update the capitalization table, listed as of February 28, 2019, included under the heading "Information about the Reorganization" to a more recent date that is within 30 days of the filing.

Response:	We have updated the capitalization table as of July 31, 2019.

2.	Comment:	Please ensure that the fifth column of the capitalization table accurately reflects the sum of the other columns, as applicable.

Response:	We have confirmed that such amounts are accurately reflected in the capitalization table.

1
1039689

Securities and Exchange Commission
August 22, 2019

3.	Comment:	Please add a reference that the Funds' Financial Highlights are incorporated by reference to this filing.

Response:
We have added a statement under a new sub-heading "Financial Highlights" under the heading "Miscellaneous" incorporating by reference the Financial Highlights contained in each Fund's most recent Prospectus.

4.	Comment:	The second paragraph of the President's Letter states that the Funds have similar investment strategies and policies and describes the primary difference in the management of the Funds. Please include a statement describing the other relevant differences in the Funds' investment strategies and policies.

Response:
We revised the second paragraph of the President's Letter as follows: "The Equity Opportunities Fund and the Core Equity Fund have identical investment objectives and the Core Equity Fund's investment strategies and policies are similar to those of the Equity Opportunities Fund.  The primary difference between the Funds is that for the Equity Opportunities Fund, investments are selected primarily based on fundamental and quantitative research, while for the Core Equity Fund, investments are selected primarily based on fundamental research.  Additionally, a team of analysts selects investments under the general oversight of a portfolio manager for the Core Equity Fund, while portfolio managers select investments for the Equity Opportunities Fund.  Unlike the Core Equity Fund, the Equity Opportunities Fund may invest a significant percentage of the Fund's assets in a single issuer or a small number of issuers. Moreover, real estate investment trusts are a principal investment type for the Equity Opportunities Fund and not for the Core Equity Fund."

5.	Comment:	The third sentence in the first paragraph of Question 3 under the heading "Synopsis" states that the reorganization may result in potentially lower expenses for shareholders. While expenses may potentially decrease, please note that expenses may also potentially increase as the Equity Opportunities Fund currently has an expense limitation arrangement, while the combined fund will not have an expense limitation arrangement. Additionally, please make a corresponding clarification under the heading "Background Reasons for the Reorganization."

1039689

Securities and Exchange Commission
August 22, 2019

Response:
We have added the following sentence after the third sentence in the first paragraph of Question 3 under the heading "Synopsis," and after the last sentence in the first paragraph under the heading "Background and Reasons for the Reorganization": "Shareholders of the Equity Opportunities Fund are expected to experience a reduction in expenses as a result of the reorganization. MFS notes that while the Equity Opportunities Fund is currently subject to an expense limitation arrangement as described in Question 5 below, the combined fund will not be subject to this expense limitation arrangement. As a result, it is possible that shareholders of the Equity Opportunities Fund may experience an increase in expenses if the total operating expenses of the combined fund exceed the current expense limitation arrangement."

6.	Comment:	The fourth sentence in the first paragraph of Question 3 under the heading "Synopsis" states that "combining the Funds will likely eliminate the duplication of certain services and expenses that currently exists as a result of their separate operations." Please provide more detail concerning the duplicate services and expenses that will likely be eliminated as a result of the reorganization.

Response:
We have added the following underlined disclosure in the fourth sentence in the first paragraph of Question 3 under the heading "Synopsis": "In addition, combining the Funds will likely eliminate the duplication of certain services and expenses, such as the overlap in service providers supporting each Fund's operations and the preparation of financial statements, registration statements, and other reports for both Funds, which could over time promote more efficient management and operations on a more cost-effective basis."

7.	Comment:	The second paragraph of Question 3 under the heading "Synopsis" notes the combined fund is estimated to have a lower total expense ratio than the Equity Opportunities Fund. Please confirm if the combined fund will be subject to any fee waivers and/or expense limitations.

Response:	The combined fund will not be subject to any fee waivers and/or expense limitations.

8.	Comment:	The second paragraph of Question 4 under the heading "Synopsis" states that "[i]n managing the Equity Opportunities Fund, MFS may invest a significant percentage of the Fund's assets in a single issuer or small number of issuers, and/or issuers in a single sector or small number of sectors." Likewise, this paragraph contains a statement that the Equity Opportunities Fund is more "concentrated" than the Core Equity Fund. If the Equity Opportunities Fund has a policy of investing in a specific sector or small number of sectors, name and describe such sector or sectors.

1039689

Securities and Exchange Commission
August 22, 2019

Response:
The Equity Opportunities Fund does not have an investment strategy of investing in a specific sector or sectors.  The disclosure referenced is intended to make clear that the Equity Opportunities Fund may invest a significant percentage of assets in a single issuer or a small number of issuers, and/or issuers in a single sector or small number of sectors (without concentrating in any sector), whereas the Core Equity Fund is positioned as a broadly diversified fund.  We will, however, amend the following sentence in the paragraph as follows: "As a result, ~~while both Funds qualify as diversified funds, as defined under the 1940 Act,~~ Equity Opportunities Fund is generally positioned as a more concentrated fund (i.e. holding a fewer number of issuers), while Core Equity Fund is generally positioned as a more broadly diversified fund."

9.	Comment:	The second paragraph of Question 4 under the heading "Synopsis" states "[i]n managing the Core Equity Fund, MFS normally invests the Fund's assets across different industries and sectors, but may invest a significant percentage of the Fund's assets in issuers in a single industry or sector." If the Core Equity Fund has a policy of investing in a specific sector or small number of sectors, name and describe such sector or sectors.

Response:	The Core Equity Fund does not have an investment strategy of investing in a specific sector or sectors; therefore, we respectfully decline to amend this disclosure.

10.	Comment:	The fourth sentence of the third paragraph of Question 4 under the heading "Synopsis" states that "[m]oreover, for the Core Equity Fund, a team of investment research analysts selects investments for the Fund." Please include an explanation of how the investment selection process is different for the Equity Opportunities Fund.

Response:
We have added the following underlined disclosure in the fourth sentence of the third paragraph of Question 4 under the heading "Synopsis": "Moreover, for the Core Equity Fund, a team of investment research analysts selects investments for the Fund under the general oversight of a portfolio manager, while for the Equity Opportunities Fund investments are selected by a team of portfolio managers."

1039689

Securities and Exchange Commission
August 22, 2019

11.	Comment:	The last sentence of the third paragraph of Question 4 under the heading "Synopsis" describes the Core Equity Fund's exposure to broad industry categories to approximate the exposure of the Russell 3000® Index. Please describe how this is different from the investment approach of the Equity Opportunities Fund?

Response:
We will add the following sentence to the third paragraph of Question 4 under the heading "Synopsis": "On the other hand, MFS does not seek to approximate the industry weightings of a securities index in managing the Equity Opportunities Fund."

12.	Comment:	The first sentence of the fourth paragraph of Question 4 under the heading "Synopsis" states the following: "In addition to the Fund's principal investment strategies referred to above, the Funds may engage in a number of other investment techniques and practices." For clarity, please include the term "non-principal" when referring to the "other investment techniques and practices."

Response:
We believe that the statement as drafted sufficiently indicates that the "other investment techniques and practices" are separate from each Fund's principal investment strategies and that adding the term "non-principal" may potentially confuse shareholders; therefore, we respectfully decline amend this disclosure.

13.	Comment:	The first sentence of the last paragraph of Question 4 under the heading "Synopsis" states that approximately 80% of the portfolio of the Equity Opportunities Fund will be repositioned as part of the reorganization. Given the similarities in the investment policies of the Funds, please elaborate on why this percentage is so high.

Response:
While the Equity Opportunities Fund and Core Equity Fund have similar investment policies, the Equity Opportunities Fund's portfolio generally consists of larger relative positions in fewer portfolio holdings compared to the Core Equity Fund's portfolio.  Furthermore, while the Funds may hold positions in the same issuers, the Equity Opportunities Fund may maintain a higher relative allocation to such issuers.  As such, to ensure the relative weightings of current positions held by the Core Equity Fund remain consistent following the reorganization, we estimate that 80% of the Equity Opportunities Fund will need to be repositioned.

1039689

Securities and Exchange Commission
August 22, 2019

14.	Comment:	Please confirm that the contractual management fees listed in Question 5 under the heading "Synopsis" are current.

Response:
We confirm that the contractual management fee for the Equity Opportunities Fund listed in Question 5 under the heading "Synopsis" is current and will amend our response to Question 5 to reflect changes to the contractual management fee for the Core Equity Fund effective August 1, 2019.

15.	Comment:	The Pro Forma Combined Fund estimated effective management fee in Question 5 under the heading "Synopsis" shows an estimated effective management fee rate of 0.56% of the Fund's average daily net assets. Please explain why this estimated effective management fee rate is lower than the stated effective management fee rate as of August 31, 2018, for the Core Equity Fund.

Response:
The Core Equity Fund's effective management fee rate is based on the Fund’s contractual management fee schedule, which includes breakpoints at various asset levels (as presented in the Core Equity Fund's fee table included in Question 5). As a result of the reorganization, the combined fund's net assets will increase by an amount that triggers a higher breakpoint threshold, resulting in a lower effective management fee for the combined fund.  This is reflected in the estimated effective management fee rate listed in the Pro Forma combined fund's fee table.

16.	Comment:	The portfolio turnover rates listed in Question 7 under the heading "Synopsis" for the Equity Opportunities Fund and Core Equity Fund are 119% and 42%, respectively, as of each Fund's most recent fiscal year end. Please explain what accounts for this large difference in portfolio turnover between the Funds.

Response:
The difference in the portfolio turnover rates for the Funds resulted from differences in the investment process employed by each Fund's respective investment team and differences in asset flows experienced for each Fund during the relevant time period.

17.	Comment:	Please add a statement in Question 7 under the heading "Synopsis" that the Equity Opportunities Fund will bear the transaction costs of this reorganization.

1039689

Securities and Exchange Commission
August 22, 2019

Response:
We have added the following disclosure as the last sentence in Question 7 under the heading "Synopsis": "As noted in Question 4, it is anticipated the pre-reorganization repositioning costs borne by the Equity Opportunities Fund will be approximately $68,000."

18.	Comment:	In Question 15 under the heading "Synopsis," it is noted that approximately $76,000 of the reorganization costs will be allocated to the Equity Opportunities Fund. Please indicate whether this figure includes the $68,000 in estimated repositioning costs that are noted in Question 4?

Response:
The $76,000 in reorganization costs noted in Question 15 that will be allocated to the Equity Opportunities Fund do not include the estimated $68,000 in repositioning costs that will be borne by the Equity Opportunities Fund.  We have added the following disclosure as the last sentence of Question 15: "As noted in Question 4, the Equity Opportunities Fund will incur an estimated $68,000 in repositioning costs as part of the reorganization, which will be in addition to the estimated reorganization costs noted above."

19.	Comment:	Under the heading "Risk Factors," the first paragraph includes a discussion of the standard deviation of each Fund and each Fund's benchmark for the three-year period ended June 30, 2019. Please expand, using plain English terminology, on the relevance of the variance in standard deviation between the Funds and the Funds' respective benchmarks.

Response:
We have added the following disclosure after the last sentence of the first paragraph under the heading "Risk Factors": "Based on the standard deviations noted above, over the three year period ending June 30, 2019, the Equity Opportunities Fund experienced higher performance volatility compared to its benchmark and relative to the Core Equity Fund, indicating that the Equity Opportunities Fund had a higher risk profile over this time period."

20.	Comment:	Please add a short synopsis under the heading "Risk Factors" that describes how the risk factors are different for each Fund.

Response:
We have added the following disclosure after the first sentence of the first paragraph under the heading "Risk Factors": "However, as discussed in more detail below, the Funds' principal risks differ in certain aspects. For example, the Equity Opportunities Fund is subject to the principal risks associated with the use of quantitative models in the investment process, as described under "Investment Selection Risk," while the Core Equity Fund is not. In addition, the Equity Opportunities Fund is subject to the risks associated with the Fund's ability to invest a significant percentage of the Fund's assets in a single issuer or a small number of issuers as described under "Focus Risk." Furthermore, as noted below, the Equity Opportunities Fund is subject to risks associated with investment in real estate investment trusts, which are a principal investment type of the Equity Opportunities Fund, whereas the Core Equity Fund is not subject to such principal risk."

1039689

Securities and Exchange Commission
August 22, 2019

21.	Comment:	Under the heading "Risk Factors," "Company Risk" states that "[t]he prices of securities of smaller, less well-known issuers can be more volatile than the prices of securities of larger issuers or the market in general." To the extent that neither Fund invests in smaller, less well-known issuers, please consider removing this sentence.

Response:
While investing in smaller companies is not a focus of each Fund's principal investment strategy, each Fund has the ability to invest in companies of any size. As a result, each Fund may be subject to the risks associated with investments in smaller, less well-known issuers. Item 9(c) of Form N-1A requires disclosure of the principal risks of investing in a fund, including risks to which the fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the fund's net asset value, yield, or total return; therefore, we respectfully decline to amend this disclosure.

22.	Comment:	Under the heading "Risk Factors," "Liquidity Risk" states that "certain investments and types of investments are subject to restrictions on resale." Please elaborate on the Funds' investments in restricted securities necessitating the need for such risk disclosure under "Liquidity Risk."

Response:
While it is not a focus of each Fund's principal investment strategy, each Fund may invest in restricted securities and therefore may be subject to the risks associated with such investments. Item 9(c) of Form N-1A requires disclosure of the principal risks of investing in a fund, including risks to which the fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the fund's net asset value, yield, or total return; therefore, we respectfully decline to amend this disclosure.

1039689

Securities and Exchange Commission
August 22, 2019

23.	Comment:	Please update the heading "General" to indicate that the disclosure included in this section is intended to address the requirements of Item 4 of Form N-14.

Response:	We have updated the heading "General" to reflect a new heading title: "Other Important Information Concerning the Reorganization."

24.	Comment:	In the third paragraph under the heading "General," please describe what liabilities of the Equity Opportunities Fund will be assumed by the Core Equity Fund in connection with the reorganization.

Response:
We have added the following sentence after the last sentence of the third paragraph under the heading "General" (which has been renamed "Other Important Information Concerning the Reorganization"): "As detailed further in the Agreement and Plan of Reorganization, which is attached as Appendix A to this Prospectus/Information Statement, in connection with the reorganization, the Core Equity Fund will assume all liabilities of the Equity Opportunities Fund, including the Equity Opportunities Fund's liabilities, debts, obligations, and duties of whatever kind or nature, whether absolute, accrued, contingent, or otherwise."

25.	Comment:	Under the heading "Background and Reasons for the Reorganization" the first paragraph states that MFS advised the Board of Trustees that the reorganization has the "potential for lower expenses as the result of fixed expenses being spread over the combined fund's larger asset base." Please expand on the fixed expenses that will be lower as a result of the reorganization.

Response:
We have added the following underlined disclosure in the first paragraph under the heading "Background and Reasons for the Reorganization": "MFS advised the Board of Trustees that the reorganization offers Equity Opportunities Fund shareholders the opportunity to participate in a larger combined fund with the same investment objective, similar investment policies and strategies, a generally better historical performance record, and the potential for lower expenses as the result of fixed expenses, such as fees and expenses of the combined fund's independent auditor and legal counsel and compensation paid to Independent Trustees (as defined below), being spread over the combined fund’s larger asset base."

1039689

Securities and Exchange Commission
August 22, 2019

26.	Comment:	Under the heading "Background and Reasons for the Reorganization," Factor No. 14 states that the Board of Trustees considered the expected liabilities of each Fund when approving the proposal to carry out the reorganization. Please expand in more detail about the liabilities that were considered by the Board of Trustees.

Response:
Please refer to our response to Comment No. 24.  We believe the disclosure as drafted sufficiently describes the factors considered by the Board of Trustees in approving the proposal to carry out the reorganization; therefore, we respectfully decline to amend this disclosure.

27.	Comment:	Under the heading "Background and Reasons for the Reorganization," Factor No. 15 states that the Board of Trustees considered the estimated costs that will be borne directly or indirectly by each Fund when approving the proposal to carry out the reorganization. Given these costs to each Fund, please elaborate on the costs that will be borne by MFS in connection with the reorganization as well as the positive factors that the Board of Trustees considered when approving the reorganization.

Response:
We believe the disclosure as drafted sufficiently describes the factors considered by the Board of Trustees in approving the proposal to carry out the reorganization; therefore, we respectfully decline to amend this disclosure.

28.	Comment:	Please note if any costs paid by the Funds associated with the reorganization are considered extraordinary expenses and therefore excluded from any applicable expense limitation arrangements.

Response:
The Core Equity Fund does not currently have an expense limitation arrangement, while the Equity Opportunities Fund has implemented such limitation.  The repositioning costs associated with the reorganization that will be incurred solely by the Equity Opportunities Fund are considered investment related expenses and, therefore, are paid outside of the applicable expense limitation arrangement, but are not considered extraordinary expenses.  Additionally, the reorganization costs that will be allocated to each Fund as part of the reorganization will be included in the Funds' "other expenses", and therefore, in the case of the Equity Opportunities Fund, will be subject to the Fund's expense limitation arrangement.

1039689

Securities and Exchange Commission
August 22, 2019

29.	Comment:	The second paragraph below Factor No. 18 under the heading "Background and Reasons for the Reorganization" describes the Board of Trustees consideration of the potential benefits that MFS may receive from this reorganization. Please consider deleting this paragraph as any potential benefit to MFS does not need to be discussed unless it also benefits shareholders.

Response:
The Board of Trustees considered the potential costs and benefits to MFS as part of their determination to approve the proposal to carry out the reorganization; therefore, we respectfully decline to amend this disclosure.

30.	Comment:	Under the sub-heading "Description of the Reorganization Shares" under the heading "Information about the Reorganization," please add a statement that Class T shares are not currently being offered by the Fund.

Response:
We have added the following footnote to the second sentence of the first paragraph under the sub-heading "Description of the Reorganization Shares": "Because Class T shares are not currently offered for sale, it is not expected that Class T Reorganization Shares will be distributed as part of the reorganization."

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Associate General Counsel
MFS Investment Management

1039689